Technical Report of the Julietta Mine
Mineral Resources and Mineral Reserves
Reported as of March 1, 2002

Prepared for:
Bema Gold Corporation
Suite 3100- Three Bentall Centre
595 Burrard Street
PO Box 49143
Vancouver, BC
V7X 1J1
Tel (604) 681-8371

Prepared by:
William J. Crowl, Principal Mining Geologist
SRK Consulting
7175 W. Jefferson Ave. Suite 3000
Lakewood, Colorado 80235
Tel (303) 985-1333
Fax (303) 985-9947
Email: wcrowl@srk.com
www.srk.com

January 22, 2003

Julietta Mine Technical Report	SRK Consulting
Bema Gold Corporation	January 2003

Page i

Julietta Mine Technical Report	SRK Consulting
Bema Gold Corporation	January 2003

TABLES

Table 1: Mineral Resources as of March 1, 2002	29
Table 2: Mineable Mineral Reserves as of March 1, 2002	31
Table 3: Forecast Mining and Production Operating Costs	37

FIGURES
(all follow Page 45)

Figure 1: Julietta Mine Location Map (after Davy, 1996)	46
Figure 2: Property Location and General Geology Map (after Bema, 2000)	47
Figure 3: License Location Plan (after Bema, 2002)	48
Figure 4: Julietta Vein Locations (after Bema, 2002)	49
Figure 5: Julietta Surface Geology Map	50
Figure 6: Julietta Mill Process Flow Diagram	51

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Julietta Mine Technical Report	SRK Consulting
Bema Gold Corporation	January 2003

1.0

Summary

This report is an independent technical review report concerning the Julietta Mine’s Mineral Resources and Mineral Reserves reported as of March 1, 2002, owned by Bema Gold Corporation (“Bema”). The Julietta Mine is an underground gold and silver mining and processing operation located in the Omsukchansk Region of the Magadan Oblast, in northeastern Siberia, Russia.

The review has been undertaken by William J. Crowl of Steffen, Robertson & Kirsten (U.S.) Inc. (“SRK” or “SRK Consulting”) and was commissioned by Bema Gold Corporation in December, 2002. Mr. Crowl is the author of this report and is a Qualified Person as per the National Instrument 43-101 rules. The author has visited the property 4 times over the last 6+ years in the role of Independent Engineer for the project financing banks, including Standard Bank London, Hypo Vereinsbank AG and the International Finance Corporation.

Bema’s interest in Julietta is through a single-purpose Russian company, Omsukchansk Mining and Geological Company (“OMGC”). The remaining 21 percent is held by two Russian companies, Nedra (11 percent) and Dukat Mining and Geologica (10 percent). Bema has full financial, operating and development control of the project.

The Julietta precious metal deposits were discovered in 1989, and have been explored by OMGC. OMGC is the registered holder of the exclusive exploration and mining license for the 110km2 property.

The mineral resources and mineral reserves for Julietta, reported on herein, were estimated by Bema Gold using industry standard techniques augmented by the use of electronic spreadsheets, a mine planning package, Gemcom, and the graphics capabilities of the AutoCAD 2000 computer drafting package. The mineral resource and mineral reserve estimates were performed by or under the direction of Mr. Brian Scott, Bema’s Chief Geologist, a “Qualified Person” under the rules of National Instrument 43-101.

The precious metals veins being explored for and mined at Julietta occur in steeply dipping epithermal quartz veins and breccias. In the immediate vicinity of the Julietta Mine there are at least 14 separate veins carrying at least inferred resources. Four of these veins have been sufficiently explored and

Julietta Mine Technical Report	SRK Consulting
Bema Gold Corporation	January 2003

developed to contain measured and indicated mineral resources as defined in NI 43-101. These measured and indicated mineral resources have been converted to proven and probable mineral reserves using appropriate minimum mining widths and dilution and recovery factors. A cutoff grade of 10.62 gpt Au equivalent was used in the reserve reporting, based on historical and planned metallurgical recoveries and operating costs, as well as refinery recoveries. Finally, a 97.5% mining recovery was applied and the numbers reported. The metal prices used were US$300/oz Au and US$4.50/oz Ag.

The mineral resources at the Julietta Mine, as of March 1, 2002, including all internal ore and waste polygons are:

	Polygon
Vein Name	Resource	Tonnage	Gold (g/t)	Silver (g/t)	Contained Kilograms
					Gold	Silver
Measured Resources

	Bema Sub-	14,300	16.47	193.1	235.4	2,760.6
V-1A-hw	Level
V-1A	“	43,400	41.95	517.5	1,821.8	22,474.1
V-1B	“	43,700	55.94	1,110.8	2,445.8	48,561.0
V-1C	“	51,500	27.43	598.4	1,415.4	30,876.6
V-6	“	59,200	21.00	239.0	1,243.8	14,155.1
V-2	“	11,900	23.27	144.2	277.4	1,718.2
Sub-Total Measured		224,200	33.18	537.7	7,439.6	120,545.6

Indicated Resources

	MPH	5,200	8.83	235.4	46.2	1,232.5
V-1A-hw	Remaining
V-1A	“	15,500	26.56	209.2	411.6	3,241.2
V-1B	“	39,800	15.02	275.3	597.2	10,943.2
V-1C	“	48,400	18.47	371.8	893.6	17,993.3
V-6	“	174,000	19.57	338.6	3,405.0	58,915.6
V-2	Polygonal	224,900	3.48	30.3	782.6	6,803.3
	Resource
II-1**	“	49,500	13.6	79.8	672.9	3,951.0
Sub-Total Indicated		557,200	12.22	185.0	6,809.1	103,080.1
Total Measured + Indicated		781,400	18.23	286.2	14,248.7	223,625.8

Inferred Resources
I-1	Davy F/S	21,533	20.18	368.02	434.5	7,924.6
III-1	Davy F/S	30,873	9.53	545.73	294.2	16,848.3
V-3	Davy F/S	61,333	15.53	87.56	952.5	5,370.3
V-4	Davy F/S	65,302	16.57	99.05	1,082.1	6,468.2
V-5	Davy F/S	49,476	22.33	459.41	1,104.8	22,729.8
V-7	Davy F/S	10,203	29.64	333.93	302.4	3,407.1
V-8	Davy F/S	66,957	21.71	1098.53	1,453.6	73,554.3
V-11	Davy F/S	20,969	13.63	30.82	285.8	646.3
V-15	Davy F/S	13,750	12.15	170.00	167.1	2,337.5
VIII-1	Davy F/S	37,230	26.15	257.07	973.6	9,570.7
Sub-Total Inferred		417,126	18.62	364.12	7,050.6	148,857.1

Includes all internal ore & waste polygons

**Resource above 8.00 g/t Au Cut-off

Julietta Mine Technical Report	SRK Consulting
Bema Gold Corporation	January 2003

The mineral reserves reported as of March 1, 2002 for the Julietta Mine are:

Vein Name	Tonnage	Gold (g/t)	Silver (g/t)	Contained Kilograms
				Gold	Silver
Proven Reserves
V-1A-hw	12,000	18.52	221.6	223.0	2,668.5
V-1A	38,700	46.65	576.8	1,805.1	22,309.4
V-1B	42,800	57.00	1,133.6	2,439.8	48,526.1
V-1C	43,300	31.43	698.4	1,362.5	30,272.9
V-6	59,400	20.32	231.8	1,206.8	13,764.5
V-2
Sub-Total Proven	196,300	35.85	598.9	7,037.2	117,541.4

Probable Reserves
V-1A-hw	2,900	11.26	391.5	32.4	1,126.2
V-1A	13,800	28.62	225.1	395.9	3,113.6
V-1B	33,300	15.92	317.5	530.4	10,579.3
V-1C	35,400	22.86	424.0	809.5	15,019.0
V-6	144,800	21.40	340.5	3,099.5	49,321.2
V-2	37,400	18.16	77.0	678.6	2,877.2
II-1	28,000	15.82	79.3	443.0	2,221.8
Sub-Total Probable	295,700	20.26	285.0	5,989.3	84,258.3

Proven + Probable Reserves
V-1A-hw	14,900	17.12	254.4	255.4	3,794.7
V-1A	52,500	41.90	484.0	2,201.0	25,423.1
V-1B	76,100	39.02	776.4	2,970.2	59,105.4
V-1C	78,800	27.58	575.0	2,172.0	45,291.9
V-6	204,200	21.09	308.9	4,306.2	63,085.7
V-2	37,400	18.16	77.0	678.6	2,877.2
II-1	28,000	15.82	79.3	443.0	2,221.8
Sub-Total Proven + Probable	491,900	26.48	410.2	13,026.4	201,799.7

Mineable Reserve at 97.5%	479,600	26.48	410.2	12,700.8	196,754.7
Mining Recovery

SRK expects that there will be adjustments to the cutoff grade in the future and considers that the impact of raising or lowering the cutoff grade would have minimal impact on the mineable reserve quantum given the high grade nature of the deposit(s).

SRK and the author are unaware of any environmental or other issues that would adversely affect the resource and reserve picture at Julietta.

SRK and the author consider the reported mineral resource and mineral reserve estimates to be fairly reported under the terms of NI 43-101.

Julietta Mine Technical Report	SRK Consulting
Bema Gold Corporation	January 2003

2.0

Introduction and Terms of Reference

The Julietta Mine is an underground gold and silver mining and processing operation located in the Omsukchansk Region of the Magadan Oblast, in northeastern Siberia, Russia.

This report is an independent technical review report of the Julietta Mine’s Mineral Resources and Mineral Reserves reported as of March 1, 2002, owned by Bema Gold Corporation (“Bema”).

The review has been undertaken by William J. Crowl of Steffen, Robertson & Kirsten (U.S.) Inc. (“SRK” or “SRK Consulting”) and was commissioned by Bema Gold Corporation in December, 2002. Mr. Crowl is the Qualified Person responsible for this report. The letter of engagement from Bema to SRK is included here as Appendix 1.

SRK is currently under commission to Standard Bank of London, and Hypo Vereinsbank AG as the Independent Engineer for the Julietta project. In this capacity, SRK also reports review findings to the International Finance Corporation. SRK completed a due diligence review for the development of Julietta between January and April, 1997, and another due diligence review for the modified development plan and feasibility again in January of 2000, and has made semi-annual visits to the operation since that time. The following report is comprised of relevant sections of reports prepared to date for Bema and the lender banks. A major component of SRK’s work is the review of Bema’s Development Plans, which forecast the Julietta Mine’s expected performance over the next 5 or so years. The more recent of these Development Plans have been based on actual production history, including costs.

In its 6+ year role as Independent Engineer on the Julietta project, SRK has employed a number of persons with extensive technical experience in specific fields. All of those persons have made site visits, as documented below:

Julietta Mine Technical Report	SRK Consulting
Bema Gold Corporation	January 2003

Person	Position/Function	Approximate Date(s) of Visits
William J. Crowl	Principal Geological Consultant	1/1997, 4/2001, 2/2002, 8/2002
Herbert C. Osborne	Senior Associate Metallurgical Consultant	4/2001, 11/2001, 2/2002, 8/2002
Donald G. Beesley	Principal Project Management Consultant	2/2002
William F. Tanaka	Principal Geological Engineer	1/1997
David K. Young	Senior Associate Mining Engineer	4/2001, 2/2002
Richard Waissar	Senior Associate Mining Engineer	8/2002

Persons from Bema relied upon for technical input include:

James Sullivan – Vice President
George Johnson – Senior Vice President Operations
Douglas Wollant – Consulting Mining Engineer
Tom Garagan – Vice President Exploration
Brian Scott – Chief Geologist
Peter McPhail – Mining Engineer
Steven Busby – Consulting Metallurgist
Mark Corra – Vice President Finance
William Lyle – Consulting Environmental Engineer

Maps and other figures are included in the report in Appendix 2.

3.0

Disclaimer

The mineral resources and reserves reported upon in this document were estimated by Bema Gold Corporation, using data from the Davy Feasibility Study (1996), various Bema documents and electronic spreadsheets. SRK and the author have acted as reviewers of existing reports and the reserve estimates only. In its capacity as Independent Engineer for the project lending banks, SRK has maintained close contact with the project for a period some 2 years before Bema became involved. During this time SRK and the author have rendered numerous opinions about various aspects of the operations. SRK is not responsible for any legal or political issues relating to the Julietta mining operations.

4.0

Property Description and Location

The Julietta property is located in the Omsukchan Region of the Magadan Oblast, in northeastern Siberia, approximately 250 air km northeast of the city of Magadan and 180km southwest of the town of Omsukchan at latitude 61°10’N and longitude 154°00’E. (Figure 1). The overall Julietta project comprises four license areas totaling approximately 339km2. The core Julietta

Julietta Mine Technical Report	SRK Consulting
Bema Gold Corporation	January 2003

license area (110km2) was granted in 1995 to OMGC for a period of 21 years allowing for the exploration and development of any deposit found within the license area. The other three licenses for Ivanimskaya (146km2), Maksinskaya (76km2) and Atagan (7km2) were granted in 1996 for exploration, and can be upgraded for development if warranted (See Figures 2 and 3).

5.0

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Road access to the property is year-round. The road distance from Magadan to the project site is 520km, with the first 390km on the paved Kolyma highway. The remaining 130km is by an improved gravel road maintained by OMGC. The road follows stream valleys for most of its length with one low pass over a divide.

The climate is arctic, with short summers and long winters. Climatological norms are estimated from 3 nearby sites. The average summer temperature is 7.8 °C (June - Sept.), with maximums reaching 30°C. The average winter temperature is -23°C (Oct. - May), with minimums reaching -59°C. The average annual temperature is -11.9 °C. Average annual precipitation is 449mm, with annual evaporation of 330mm.

Before construction started at Julietta, pre-1999, the infrastructure at site included a Russian exploration camp, complete with accommodations and diesel generators for power. The closest permanent settlement is well over 130km distant. All of the infrastructure in place today was installed by Bema during the construction period.

Water for the operations is sourced from 3 water wells in the gravels of a nearby river bed and water is recycled from the tailings pond.

6.0

History

Bema Gold Corporation purchased its 79 percent interest in the Julietta Project in June 1998 for approximately US$20 million from Arian Resources (“Arian”). Bema’s interest is held through a single-purpose Russian company, Omsukchansk Mining and Geological Company (“OMGC”). The remaining 21 percent is held by two Russian companies, Nedra (11 percent) and Dukat Mining and Geologica (10 percent). Bema has full financial, operating and

Julietta Mine Technical Report	SRK Consulting
Bema Gold Corporation	January 2003

development control of the project.

The Julietta precious metal deposits were discovered in 1989, and have been explored by OMGC. OMGC is the registered holder of the exclusive exploration and mining license for the 110km2 property.

On September 7, 2001, ore processing commenced at the Julietta mine. On September 18, 2001, Bema and OMGC announced that construction of the Julietta mine was complete. Commercial production levels were achieved in November 2001 and Bema announced the mine was in commercial production effective December 1, 2001. In the first official month of commercial production, the Julietta mine produced 6,457 ounces of gold at an operating cash cost of US$112 per ounce and a total cash cost of US$142 per ounce. In the first quarter 2002, while continuing to ramp up to full capacity, the mine produced 22,717 ounces of gold at an operating cash cost of US$130 per ounce and a total cash cost of US$173 per ounce. Data used in preparing the resource estimate for the Davy Feasibility Study was obtained from OMGC and Dukatgeology, who were responsible for the exploration and development work and reserve estimations from 1989 until May, 1995. Subsequent to May, 1995 all work was supervised for OMGC/Arian by MPH Consulting Limited, Toronto (“MPH”). Davy completed a review of the entire database compiled by the Julietta project staff and MPH. In November, 1995, Davy inspected the underground workings, reviewed all available geological information and sample preparation and assay procedures, and visited the Dukat Laboratory, where all initial assays were completed (Davy, 1996). In the Davy Feasibility Study Davy expressed the opinion that the OMGC geological database was dependable for the estimation of geological reserves and resources performed as part of that study.

The resource and reserve estimates included in the Davy Feasibility Study are referred to in this document as either the MPH, MPH/Davy or Davy estimates.

7.0

Geological Setting

The discovery of the Julietta deposit in 1989 was based on earlier wide-area geological and geochemical surveys conducted, which identified gold, silver and trace element anomalies in stream sediment samples. The following sections of the report, Geologic Setting (Section 7), Deposit Type (Section 8)

Julietta Mine Technical Report	SRK Consulting
Bema Gold Corporation	January 2003

and Mineralization (Section 9) are partially excerpted from the Davy feasibility study and the OMGC Financing and Development Plan, dated January, 1997. Figure references in the description are to an updated set of drawings included with this new SRK report. Bold sentences are additions for this report.

“The geological setting of the Julietta gold-silver deposit is within the Okhotsk-Chukotka Volcanic Belt which represents the inner portion of the Circum-Pacific Epithermal Belt in the Magadan region. This area contains a variety of mineralization styles including porphyry copper-molybdenum deposits, gold-silver bearing epithermal veins, disseminated sulphides with gold, and granite related hydrothermal deposits including gold and tin-silver mineralization in polymetallic veins, porphyries and skarns. This belt extends some 3,000 kilometres northeast and southwest of Magadan (Figure 1).

The Julietta mining license and surrounding area (Figure 2) is underlain by a 1,750 to 1,900 metre thick sequence of Upper to Lower Cretaceous mafic to felsic volcanic and volcaniclastic rocks which were deposited unconformably upon a 1,600 metre thick succession of Upper to Lower Jurassic terrestrial sedimentary rocks. A variety of high level subvolcanic stocks and dykes related to episodes of Cretaceous volcanism are present in the succession.

The Jurassic sedimentary rocks may be subdivided into three lithologic units. The oldest unit in the area is a 650 to 750 metre thick succession of Lower Jurassic coarse grained siltstones and sandstones with minor pebble conglomerates and interlayered tuffaceous material. Unconformably overlying this sequence is a 250 metre thick Lower Jurassic sequence of interbedded siltstone and argillite with minor sandy siltstone and carbonaceous argillite. All units are characterized by shallow to moderate dips.

The volcanic rocks include four volcanic-volcaniclastic sequences ranging in age from Lower to Upper Cretaceous. The oldest, the Lower Cretaceous lvaninsky Sequence, is subdivided into three members with a total thickness of 800 to 900 metres. The basal member comprises interbedded siltstone, tuffaceous siltstone and sandstone with interlayers and lenses of andesitic lavas and tuffs. The middle member consists of interlayered andesite and basaltic andesite lavas and andesitic tuffs with minor tuffaceous siltstone. The upper member includes interlayered andesitic lavas and volcaniclastic rocks. Unconformably overlying the above units is the Lower Cretaceous Engterinsky Sequence, a 250 to 300 metre thick assemblage of dacite to andesitic dacite tuffs with interlayered andesitic lavas, tuffaceous pebble conglomerates, sandstones and plant fossiliferous siltstones. This sequence has been dated at 123±10 million years. The next volcanic unit, the Bulat Sequence, rests unconformably upon the previous sequence. It comprises Lower Cretaceous amygdaloidal pyroxene-bearing andesite with interlayered basaltic and trachybasaltic andesites and tuffaceous sandstones. The

Julietta Mine Technical Report	SRK Consulting
Bema Gold Corporation	January 2003

youngest sequence, the Makinsky Sequence, is Upper Cretaceous in age and consists of rhyodacite tuffs with interlayers of rhyolite and rhyodacite lavas.

The subvolcanic intrusive rocks range in age from Lower to Upper Cretaceous. There are four known ages of dykes and stocks in the Julietta region. Three of these post-date the gold-silver bearing veins in the deposit area while the fourth is older than the epithermal vein system. The oldest epizonal plutonic rocks are steeply dipping porphyritic diorite dykes which are confined to the Lower Cretaceous lvaninsky Sequence and older sedimentary units. These are interpreted as feeder dykes for the volcanic and volcaniclastic units. The mineralized veins transect these dykes. Two of the three post-ore dyke systems have been correlated with the Engterinsky System. They range from rhyolitic to dacitic in composition. An Upper Cretaceous age is assigned to these dykes. The youngest epizonal plutons are diorite dykes and stocks of the Upper to Lower Cretaceous Okhotsky Complex. In the Julietta area these are post-Engterinsky in age and cross-cut all of the older units. Contact metamorphic effects, such as spotted hornfels, occur within a few metres to tens of metres of the Okhotsky dykes and stocks. A tentative correlation is made with the Bulat Sequence rocks.

The regional structural setting is near a volcanic centre related to the lvaninsky Sequence. This is located near the southern edge of the Bulat Caldera System, which is related to the Cretaceous volcanic activity. The caldera subsidence is marked by a series of steeply dipping arcuate to elliptical fracture systems and faults, which, at the caldera margin, juxtapose the Jurassic sediments and the Cretaceous volcanic rocks. A domal feature, termed the lngobinsk Dome, related to the emplacement of the Okhotsky Complex is also marked by a set of steeply dipping arcuate to elliptical faults and fractures in the Julietta area. These faults and fractures collectively provided dilation features for the distribution of hydrothermal fluids and the emplacement of vein material as well as the means to subsequently dislocate the latter. Two sets of post volcanic faults trending northeast-southwest and east-west offset both the mineralized veins and the volcanic structures.

8.0

Deposit Type(s)

The Julietta gold-silver deposit is a typical epithermal vein type low temperature deposit. Based on the results of geological mapping, petrological, mineralogical and fluid inclusion studies, the deposit has four phases of mineralization with an average temperature of formation of 170°C.

9.0

Mineralization

The identified mineralization comprising the Julietta deposit as presently outlined consists of numerous quartz-carbonate-sulphide veins and veinlets located within an east-west trending area measuring approximately one by two kilometres (Figure 4). The vein systems are identified by Roman numerals I through VIII while individual veins within a zone are marked as I-1, V-1, V-6 etc. Individual veins have strike lengths of

Julietta Mine Technical Report	SRK Consulting
Bema Gold Corporation	January 2003

250 to 500 metres with mineralized widths between 0.3 and 5.0 metres. The veins are steeply dipping, they often branch and coalesce, and strike directions vary from northwest-southeast to east-west in many cases reflecting the arcuate fracture system associated with caldera subsidence.

The gold-silver mineralized veins are hosted by the lvaninsky Sequence lavas including porphyritic andesite, amygdaloidal andesite, andesite flow breccia, and andesitic volcaniclastic rocks ranging from fine grained tuffs to boulder-sized agglomerates and breccias. lvaninsky epizonal dykes and small stocks of porphyritic diorite also host mineralized veins. A quartz diorite stock associated with the Engterinsky Sequence located in the western part of the mineralized area contains a set of northwest-southeast trending quartz-carbonate-sulphide veins. To date, no gold-silver mineralization has been identified in these presumably late veins.

The gold-silver mineralization at Julietta is Lower Cretaceous in age and is low temperature epithermal in style. The main vein minerals are quartz and various carbonates with minor amounts of hydromica and chlorite. The latter mineral is generally restricted to veins located within the contact metamorphic aureoles surrounding Okhotsky Complex diorite bodies. Ore forming minerals include iron, copper, lead, zinc, arsenic and silver sulphides; various silver sulphosalts and native gold-silver alloys. The ore minerals range from trace to 20% by volume and average from about 1 to 3%. Native gold is the main element of commercial value followed by the various forms of silver. Four stages of gold-silver mineralization are present including three primary phases and a secondary hypogene one.

The vein systems are cut by three sets of dykes and stocks and are dislocated by a number of late faults. The dykes are rhyolite to rhyodacite and dacite in composition and are related to the Engterinsky Sequence. They are generally northwest-southeasterly striking and steeply dipping and range from less than one metre to a few tens of metres in thickness. In most cases there has been displacement of lithological units by faulting along the margins of the dykes. In the great majority of cases, offsets are less than ten metres and the sense of displacement is right lateral. A small diorite stock associated with the Okhotsky Complex cuts the mineralized veins in the eastern part of the mineralized area. A number of post-Okhotsky faults and fractures with a variety of orientations are present in the deposit area. These have displacements in the range of a few metres to a few tens of metres.

The host rocks of the mineralized vein systems are characterized by a complex variety of incipient to pervasive hydrothermal alteration features related to the episodes of volcanic activity and subvolcanic intrusions in the deposit area. Pre or syn-mineralization alteration minerals include hydromica, quartz, chlorite, albite, sericite, calcite, pyrite and rutile. Metasomatic minerals related to the various post ore dykes and stocks etc. include chlorite, biotite, orthoclase, quartz, epidote, calcite, pyrite, garnet,

Julietta Mine Technical Report	SRK Consulting
Bema Gold Corporation	January 2003

tourmaline, diopside, dolomite and iron oxides. To date no comprehensive studies have been undertaken to document the distribution of these features.

A total of fourteen zones or veins in the deposit area are known to contain mineralization which meets or exceeds the 8.0 g/t gold equivalent cut-off grade over a minimum mining width of 1.0 metre used in the mine planning section of this report. Three of these, Zones V-1, V-6 and II-1, have sufficient diamond drilling, and underground and/or surface channel sampling information to allow proven and probable reserves to be estimated. The geometry and proportions of these zones are shown on the following longitudinal projections, typical cross sections, and typical level plans. Full sets of drawings are on file at the OMGC office in Magadan. Note: All illustrations held by Arian are in the possession of Bema Gold Corp. in their Vancouver, BC, Canada offices and at the mine site.

Eleven of these zones (l-1, V-2, V-3, V-4, V-5, V-7, V-8, V-11, V-15, and VII-1) and part of zone II-1 have insufficient sampling data to allow the material to be included in current ore reserve calculations. The II-1 and V-2 veins have now been sufficiently explored to contain measured or indicated mineral resources. Figure 4 shows the surface traces of the veins identified at Julietta to date (in the vicinity of the mine only). However it is reasonable to assume that this material could be upgraded to the reserve category with further in-fill drilling.

The ore comprises gold-silver sulphoantimonite and gold-silver sulphide-antimonite type. The main vein minerals consist of quartz and carbonates with rare hydromica and chlorite found close to the zone of contact metamorphism. The ore mineral assemblage comprises pyrite, chalcopyrite, galena, sphalerite, arsenopyrite, silver sulphides, various silver sulphosalts and alloys of gold and silver. Ore minerals constitute trace-5% of the vein filling with local occurrences of up to 1O-20% and average content of about 1-3%. Gold:silver ratios are variable and range from 1:0.8 to 1:800 averaging 1:16.5. The veins exhibit typical banded, colloform, laminar and brecciform textures.

Native gold provides the major portion of the ore value; there are four generations of gold and silver mineralization. The gold size varies from dust to finely dispersed particles (0.001 millimetres). There are a variety of gold morphologies including rounded, drop shape, veinlets, dendritical and complex interstitial forms although the predominant crystal form is isometric. The fineness of the gold varies from 150 to 830 units with a fineness of 400 – 600 being the most common with mercury, copper, iron, lead, manganese, antimony and lesser amounts of arsenic present as typical impurities. The gold is normally found in quartz (50-90%) with lesser amounts found in pyrite (1O%), polymetal sulphides (15%) and silver minerals (6-7%). Late and remobilized gold is found in calcite (60%).

Julietta Mine Technical Report	SRK Consulting
Bema Gold Corporation	January 2003

Silver is the second metal of value of the deposit after gold and is commonly seen to be present as acanthite, fahlores, sulphosalts of the polybasite –pearceite series and pyrargyrite. Rare minerals include sternbergite, allorgentum and miargyrite; the silver particle size varies from 0.5 to 4 millimetres.

Hypogene silver forms, films, scales, wire precipitations and intergrowths of dendrites between hematite and iron hydroxides. Acanthite is developed along joints in quartz and forms precipitates with thread-like veinlets up to 1 millimetre in quartz and dolomite and cuts across the early sulphide accumulations. Silver minerals are found along the boundaries of galena, sphalerite, chalcopyrite, silver sulphosalts and kustelite.

Principal gangue minerals comprise quartz, carbonates, sericite, chlorite, albite, adularia, epidote, apatite, rhodonite, rhodochrosite, tremolite, tourmaline, kaolinite, zircon and gypsum.”

10.0 Exploration

10.1 Original Project Database

During the period 1989 to May, 1995 OMGC conducted surface and underground evaluation of the Julietta deposit. Over 8,000 m of surface trenching, more than 2,000 m of underground drifting in ore, 275m of raising on ore from the drifts and 30,000 m of surface diamond core drilling were completed on the V-1 and V-6 veins. The holes were drilled on sections at intervals ranging from 50 to 100m normal to the mapped strike of the veins. From May to December, 1995, OMGC and Arian drilled an additional 18,000 m of core holes for confirmation of previous drill results and for tightening drill penetration spacing to 25 m in key areas (Figure 5). An additional 500 m of drifting and 200 m of raising was completed as well to test ore continuity. MPH was responsible for building a computerized database which included nearly all assay results from the sampling of the trenches, drifts, raises and drill holes.

10.2 Trenching

Prior to development activities by Bema, surface trenching was accomplished with the help of dozers (Figure 5). The trenches were mapped in detail, and sampled for gold and silver according to geologic breaks observed and recorded in the mapping. No trenches were observed during the site visit in January 1997 due to snow cover. However, geologic sketches were examined

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and assays compared to those assays used in the reserve calculation by MPH. No discrepancies were noted and the assays from the trenches can be used for reserve calculations for very near surface ore blocks. Subsequent site visits have verified the location of the trenches and the geology mapped in them.

10.3	Underground Workings

During the January, 1997 site visit, tours were made of the 850 and 950 levels of the Julietta workings. Vein and wall rock exposures were examined for their correspondence to the OMGC level plans which formed the basis for the estimation of proven reserves by MPH. The levels were developed using track haulage and are 2.5 m wide by 3.0 m high.

10.3.1	Levels

During the January 1997 site visit, the V -1 and V-6 veins were examined at a number of locations underground for continuity, mineralogy, structure and mode of occurrence. The “veins” are zones of anastomosing narrow veins and veinlets surrounded by competent wallrock. The wallrock inclusions in the narrow vein zones appear to be inextricably mixed with vein matter and may not be amenable to separation from the vein matter during mining. Exposures of the veins can be traced for long distances along the drifts, indicating good continuity along strike. Raises were not examined for safety reasons, except to verify their position on the level plans.

Vein mineralogy in underground exposures was confirmed by SRK as depicted on the OMGC level plans - quartz, carbonate, pyrite in banded and colloform structures. Ground conditions were good, with minimal evidence of ground falls or significant zones of ground support.

Subsequent site visits have confirmed these original observations.

10.3.2	Raises

The raises were driven every 100m along the drifts on the 850 and 950 levels. Each raise was detail mapped and channel sampled on 3 sides. SRK examined the raise maps in detail to verify stoping widths and the vertical continuity of

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the veins. The veins where raised on appear to be mineable using cut and fill mining utilizing short (1.6 m) upper holes, realizing minimal dilution.

10.4

Metallurgical/Bulk Samples

Four samples for metallurgical testing were collected by MPH in January, 1995 from the 850 level and the 850 level Raise #2 (870m level). A fifth sample was collected (Sample 5) from vein V-6 to compare metallurgical responses with the previous samples.

10.5

Current Database

As new drilling and sampling data have been collected during development and operations, SRK has periodically checked the sampling methodologies employed and examined the sample database. Bema has taken due care in collecting and posting the data collected and has maintained a database (mostly in Microsoft Excel, AutoCAD and the Gemcom Mine Planning software system. Routine check sampling programs are in place and the results indicate minimal problems with the database.

11.0

Drilling

The drilling at Julietta was accomplished using a skid-mounted, Russian-built diamond core drill, with a fixed mast inclination of 60 degrees. The drill was a non-wireline rig, recovering 32 mm diameter core. The fixed mast inclination has, at times, been a hindrance to easy exploration of the near surface areas of the veins. Typical drill productivity is on the order of 3,000m per month. Core from the holes is placed in wooden core boxes examined and logged in detail by the rig geologists and then marked and sent, in its entirety, for assay. Since the core is not split, there is no core to examine on site. The detailed geologic core logs are the only record of the geology of each hole. Fortunately, the Russian core logging is very thorough. Each hole is also downhole logged and surveyed for deviation and several geophysical properties, per Russian mandate.

11.1	Core Recovery All reports reviewed have indicated that average core recovery is very high (>90%). SRK considers this recovery level reasonable given the competence

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of the wall rocks observed in the underground workings and the tightness of the observed veins. No factoring of composites for poor recovery is therefore considered necessary.

12.0	Sampling Method & Approach

12.1	Assay Data Underground Face Sample Data

12.1.1	Pre- 2000

All sampling protocols and documentation can be found in Davy Feasibility Study (Volume 1), Project # 1425, 1996.

In summary all underground, trench and diamond drill samples were analyzed by fire assay techniques at the Dukat laboratory in Dukat, Magadan Oblast. The lab employed an internal quality control regimen where standards, duplicates and outside lab checks were used. In addition MPH and Davy assayed pulp duplicates in North American Labs as an outside lab check.

12.1.2	Post -2001

12.1.2.1	Face Sampling Protocols

Face samples are collected after every sub-level advance blast. The geologist and/or sampler marks the sample line and sample interval with paint and separates vein material from wall rock material. The sample collected is a channel sample that is approximately 10cm wide by 2-3 centimeters thick. The length of the sample varies from 30cm to 1.3 meters. The sample is chipped from the face with a rock hammer and collected in a sample bag or on a tarp at the base of the sample. An effort is made to ensure that the sample fragments are of similar size to avoid any sample fragment size bias. The samples are transported to the assay lab on site each 12 hour shift.

12.2	Underground Diamond Drilling Sample Protocols.

Underground drilling is completed with the use of a Hagbe and Connors underground drill rig. Both drills collect BQ sized core (33 mm diameter). Core is collected in wooden boxes with lids that are nailed on to prevent core movement and sample loss. The core is transported to the geology logging

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facility each 12-hour shift. The core is logged for geotechnical and geological information prior to sampling. The entire core of the mineralized interval is sampled and sent to the assay lab. The minimum sample length is 10 centimeters to a maximum of 2.0 meters.

12.3	Quality Control

At the time of the March 2002 resource estimate a quality control program was not in place for underground face sample collection. Multiple face samples were collected from the same face as a check of grade variability at that face. These samples were collected from sub-parallel sample lines and /or diagonal sample lines and served as a duplicate type of check to examine grade variability within the face.

12.4	Sample Preparation, Analyses and Security

Underground face samples collected between mine start-up and September 4, 2001 were analysed in Magadan at the Dukat Mining and Geological Company lab. These samples were all fire assayed. All samples collected after September 4, 2001 were analysed at the Julietta Mine site laboratory.

12.4.1	Magadan Lab Procedures

The procedures followed at the Dukat Magadan Laboratory closely approximate those documented under section 12.4.2 below, except that the pulverizer at the Magadan lab is smaller than the Julietta lab pulverizer. Also, Bema reports that a different flux is used in the Magadan lab.

12.4.2	Julietta Lab Procedures

The following description of the sample preparation and analysis procedures used in the Julietta Mine laboratory were provided by Bema. SRK and the author have reviewed the procedures and toured the lab and find that the assays provided by the lab are acceptable for use in resource estimation.

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Sample Prep:
Crushing	Jaw Crusher (85 % crushed to –10 mesh.)
Pulverizing	TM Ring & Puck (200 grams pulverized 85 % passing -200 mesh)

Analysis:	Fire assay, 25 gram aliquot.

Quality Control:	Standards	Internal lab standard inserted 1 in 24 samples
	Duplicates	Internal Prep. duplicate inserted 1 in 24 samples
	Blanks	None

13.0

Data Verification

MPH and Davy carried out exhaustive examinations of the original exploration sample database, sampling procedures, assay protocols and assay results. No significant problems were noted and MPH/Davy accepted the data as usable in the subsequent resource estimates. SRK reviewed the work of MPH/Davy and spot checked the database for errors. No material problems were noted.

14.0	Adjacent Properties There are no adjacent properties to the Julietta concession.

15.0

Mineral Processing and Metallurgical Testing

Metallurgical test work was done on samples from the Julietta orebody by the Institute of Gold and Rare Metals in Magadan during 1992, 1993 and 1994. The work included mineralogy, gravity concentration, cyanidation and determination of grind indices. The work indicated that gravity was not useful as the primary recovery tool. Cyanidation work (after gravity) produced recoveries of 90% gold and 80% silver at a fine grind.

It was reported that flotation work was done at the Matrosov mine with poor results. A flotation/cyanidation test series was done by SALA in 1994. The results of these tests were 79% gold and 50% silver recovery. These results were reported in the MPH documents but none of the data and procedures were included.

A definitive two-stage test program was done on Julietta samples by Lakefield Research, Lakefield, Ontario in 1995. The stage one program included testing and optimization of gravity separation, flotation and cyanidation of concentrates, whole ore cyanidation and cyanide destruction. The stage two program consisted of determination of settling and filtering characteristics and

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grind characteristics of the optimum recovery conditions. Four samples of varying grades were given initial scoping tests. Three of the samples were composited to represent average mill heads and that the composite was used for optimization and stage 2 tests.

A new, higher grade sample was tested by Lakefield in 1996. The tests were done to compare the results at optimum conditions with the 1995 work. The samples were similar in metallurgical response.

The Lakefield test work produced recoveries of 96% gold and 83% silver at fine grinds (90%-200 mesh) in 120 hours of leaching, in a whole ore circuit. Flotation and cyanidation of concentrates produced recoveries averaging 4% less.

As part of a reengineering program, G&T Metallurgical Services performed test work on Julietta samples in 1998-1999. The test work included whole ore cyanidation, flotation and cyanidation of flotation concentrates, setting and filtration test on various products. G&T found that with flotation and cyanidation of concentrates, gold and silver recoveries would be 93.9% and 84.7% respectively. To achieve the high recoveries, the concentrates must be fine ground and the leach solution changed once during the leach. G&T used the remnant of the Lakefield 1996 stage 2 samples for testing.

The metallurgical test samples all have the same mineralogical suites. There is little variability in the sulfide and precious metal makeup shows a wide variation. While quartz is always predominant, the softer dolomite/calcite and alumino-silicates range from 42% (IGPM) to 18% (Lakefield).

The grinding circuit was designed utilizing the Lakefield test work with the highest quartz content. Both the IGPM and the later Lakefield work indicated that on average, softer ores would be milled.

SRK has received the mineralogy and location of the samples and believe that the samples tested were representative of the orebody.

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16.0 Mineral Resource and Mineral Reserve Estimates

16.1 Estimation Methodology

The original project resources were calculated by MPH/Davy using a polygonal method on vertical long sections. First, the drill hole, channel or trench samples were composited to a minimum horizontal mining width of 1m. Where the high grade assay or assays didn’t make the minimum horizontal width of 1m, waste intervals were added to make the composite width at least equal to 1m. The correction factor used by MPH for converting the downhole composite length to horizontal length was based on measuring the angle between the vein projection and the drill hole trace on the 1:500 cross section, and applying a trigonometrically derived multiplier to each composite. Each composite was treated individually. A cutoff grade of 8.0g Au equivalent/tonne was used.

The following description of the methodologies employed by Bema Gold in the estimation of resources and reserves is excerpted from an internal Bema Gold memorandum dated April 20, 2002 from Brian Scott to Tom Garagan, Bema’s VP Exploration. SRK has reviewed the methodologies as presented and the basic data and concludes that the mineral resource and mineral reserve estimates resulting from the application of these methods are in compliance with NI 43-101. The “Qualified Person” for the estimation of the March 1, 2002 mineral resource is Brian Scott, Bema’s Chief Geologist.

“The 2002 Julietta long-section polygonal resource was completed in mid-April 2002. The polygonal resource is based on a combination of three polygonal models, Bema polygons created in 2002 between sub-level drifts, the original 1996 MPH Feasibility Study polygons on the V1, V6 and II-1 veins and Bema polygons generated in 2002 on the V2 vein. Assay data used for grade estimation in the Bema Sub-Level polygons was supplied from the Julietta Mine site as fully diluted composite data. New polygons created between sub-level development drifts were generated in the plane of the vein to achieve the most realistic estimate of tonnes remaining. Grade estimation within these detailed polygons was based on the weighted average of individual face sample composites within the underground workings. The combination of the new sub-level polygons with the remaining MPH feasibility polygons provides the new 2002 polygonal resource.

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The resource was created in the following sequence of steps.

1.	Face sample data and hard boundary data received from Julietta Mine site
2.	Bema sub-level polygons created in three dimensions using hard boundary definition points provided.
3.	Areas calculated for the detailed sub-level polygons in the plane of the vein using Gemcom.
4.	Face sample data de-surveyed onto plan maps within polygon shapes.
5.	Face sample data composited within polygon shapes.
6.	Sub-level polygon resources calculated using area and composite data.
7.	Polygon grade and tonnage attributes displayed on levels and long-sections and validated.
8.	Remaining MPH polygon boundaries outside detailed Bema sub-level polygons determined.
9.	MPH remaining polygons sliced by level and areas determined.
10.	Grade and tonnage attributes assigned to remaining MPH polygons.
11.	MPH remaining polygon attributes displayed on levels and long-sections and validated.
12.	V2 polygonal resources calculated on long section using Bema polygons generated by Gemcom.
13.	V2 polygons sliced by ten(10) meter levels.
14.	Grade and tonnage attributes assigned to polygons and reported in excel spreadsheet format.

Original Mineable Reserve Used for Banks in 1999 (diluted mineable reserve plus internal dilution blocks)

Vein	Tonnage	Gold (g/t)	Silver (g/t)	Contained Ounces
				Gold	Silver
V-1	281,532	29.67	523.1
V-6	234,844	20.30	318.7
II-1	35,866	13.97	68.3
TOTAL	552,253	24.66	406.6	437,854	7,219,435

Assumptions and Variables:

A) Assay Database:

Sub-Level Bema Polygons

Fully diluted uncut composited face sample data was provided to Vancouver from the mine site. This data was sent as point data that had been projected perpendicular from the surveyed level plans onto the 5000 North long section. Level plans were also sent to Vancouver with face samples locations so the composites could be “de-surveyed” from the long-section and validated based on hard boundary points that had been provided. This exercise was done so we could create three dimensional survey data for the face sample composite data. This allowed us to composite the data along true drift distances not apparent distances within the defined polygon boundaries.

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MPH Remaining Polygons

The original 1996 MPH digital spreadsheets were used for grade assignment within MPH polygons that existed outside the Bema sub-level polygon regions. This data represented fully diluted, capped drill hole composites that had been calculated to a horizontal mining width of 1.3 meters based on MPH’s cut and fill mining technique. No dilution was added to polygons that were to be mined by resue methods.

V-2 Resource Model

The assay data used for the V-2 polygonal model was a combination of data received from the Julietta mine site, specifically the V-2-A Long Section, Section 5000 N with composite values placed on the section. Assay composites from sub-level drifting and cross-cut access points on the long section were used as composite data for the resource polygons. Assay data from previous MPH drilling and recent Bema underground drilling were used to create composite data for the polygons generated around drill hole pierce points.

II-1 Resource Model

The original 1996 MPH digital spreadsheets were used for grade assignment within MPH polygons that exist on a vertical long section that was used for the Davy Feasibility Study. This data represented fully diluted, capped drill hole composites that had been calculated to a minimum horizontal mining width of 1.3 meters.

B) Specific Gravity:

A specific gravity of 2.75 gms/m3 is used as per the Davy Feasibility Study. The Russian reserves were estimated using a specific gravity of 2.6. The 2.75 figure was based on an average of some 100 samples from the V-1 and V-6 veins. MPH/Davy considered the samples to be representative of the mineralized material and SRK concurs.

C) Capping Methods:

Sub-Level Bema Polygons

Capping was not done on the sub-level composites within the detailed Bema polygons on the V1 and V6 veins. The source assay data used was composite data from individual face locations representing “rib to rib” fully diluted uncut horizontal width data. At the time of this resource study digital data did not exist that separated vein material from wall rock so a capping study could not be completed on individual assay samples of vein material.

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MPH Remaining Polygons (V1, V6 & II-1)

The original MPH digital spreadsheets were used for drill hole and sub-level sampling completed by the Russians in the early 1990’s. These spreadsheets consist of composite data based on capped individual assay intervals as per Davy’s recommendations in the mid-1990’s.

Drill Assays	Gold capped at 145 g/t Au
Silver capped at 3600 g/t Ag

Underground Assays	Gold capped at 190 g/t Au
Silver capped at 6,000 g/t Ag

V-2 Resource Model

Two individual assays were capped at 450 g/t gold for this resource model. The capped grade of 450 g/t was chosen based on a log-histogram plot using underground and diamond drill data from the entire Julietta database. A break in slope on the graph occurs around 450 g/t. The effect of capping dropped the composite grade for the V-1 decline polygon from 59.67 g/t gold to 26.72 g/t gold. This effectively removes 20 % of the contained metal from the resource! At a capped grade of 1000 g/t gold only 9 % of the metal is removed. This illustrates the very erratic nature of gold distribution within the V2 vein and indicates that close spaced drilling or preferably drifting along the vein is necessary to evaluate the vein potential. Special attention should be placed on the eastern extents of the V2 vein where significant vein thickness were drilled but assay values were low.

D) Polygon Domain Boundaries:

Sub-Level Bema Polygons

Hard boundary point data was sent to Vancouver from the Julietta mine site by B. Coates in March 2002. These points were slightly modified by B. Strutt in Vancouver. The hard boundary points were developed on level plans so compositing face sample data could be completed on true distances along the sub-levels. The hard boundary point selection was based on the following criteria:

  Significant vein/dyke contacts that indicate vein offset.
  Significant dykes that can be left in place.
  Limits of sub-level drifting and assays to the end of Feb. 28 /2002.
  Bema sub-level polygons boundaries generally extended no further than 20 meters true distance along the drift from either a hard data point such as a dyke / vein intersection or another polygon boundary point.
  Polygon boundary lines were connected in true 3D space forming a triangulated wire frame surface in the plane of the vein between sub-levels.

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MPH Remaining Polygons (V1, V6)

The MPH 5000 long section polygonal shapes developed for the Davy 1996 Feasibility Study were used to determine polygonal resources remaining beyond the Bema sub-level drifting completed up to Feb 28, 2002.

V2 Resource Model

The polygonal resource model is based on polygon shapes created by Bema Gold in 2001 using 25 and 50 meter radius polygons. Polygon areas around underground access and drift development were treated the same as with veins V1 and V6. Polygons did not exceed 20 meters in length along plane of the V2 long section and were projected a maximum vertical distance of 10 meters to the next proposed sub-level.

MPH Remaining Polygons (II-1)

The polygonal shapes on the MPH vertical long section through the II-1 vein were used to determine remaining resources on the II-1 vein. The MPH 1996 reserve estimate broke out polygonal reserves on the II-1 vein into a proven/probable category and a possible category. The 2002 resource update used the proven/probable polygons plus a few possible polygons that were proximal to the MPH 1996 reserve polygons. This was done because the 2002 exercise is a resource update to be evaluated by mine engineers to determine which polygons are actually mineable.

E) Dilution:

Sub-Level Bema Polygons

Dilution was not applied to the sub-level Bema polygons because the data used was “rib to rib” fully diluted face composite data and dilution was already built into the face sample composite value.

MPH Remaining Polygons (V1, V6 & II-1)

The original MPH excel data spreadsheets were used to determine tonnage and contained metal remaining in the MPH polygons. The MPH database used a minimum mining width of 1.0 meter and added 15 cm on either side to bring the diluted minimum mining width to 1.3 meters. Dilution grade used was 0.5 g/t gold and 9.0 g/t silver. No contact dilution was added to those intervals having a horizontal width of greater than 1.3 meters.

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V2 Resource Model

All drill hole intercepts were diluted to a minimum mining width 1.3 meters horizontal using MPH’s dilution grades of 0.5 g/t gold and 9.0 g/t silver. No contact dilution was added to those intervals having a horizontal width of greater than 1.3 meters.

F) Weighting Factors:

Sub-Level Bema Polygons

Drill hole data was not used to assign grade to the polygons that were created between sub-levels. Only composite face sample assay data was used for grade estimation.

MPH Remaining Polygons (V1,V6 & II-1)

No weighting factors applied, original MPH assay data was used.

V2 Resource Model

No weighting factors applied, original MPH assay data was used.

G) Resource Classification:

No attempt was made to classify the resources since the polygonal resource effectively represents the bankable mineable reserve used for bank financing. If the resources were to be classified they would most likely fall into the following categories:

Sub-Level Polygons	Measured Resources
MPH Remaining Polygons (V1, V6, II-1)	Indicated Resource
V-2 Drill hole Polygons	Inferred Resource

PROCEDURES:

Bema Sub-Level Polygonal Resource

Fully diluted face sample assay composite data was received from the mine site in early March 2002. This data was sent as point data on the 5000 North long section from sub-level drifting completed in 2001 until the end of February 2002.

Level plans and excel spreadsheets were received from mine site with data indicating hard boundary points to be used for polygon boundary definition. Bema sub-level polygons were created in three-dimensional space using the hard boundary definition points provided and displayed on level plans and the 5000 north long section.

Polygons were coded based on their sill elevation, easting co-ordinate and spatial relationship to the underground composite data used for grade estimation within that

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polygon. Example: 840-502-U (correlates to 840 Sill elevation, mine co-ordinate 5020 East, “U “indicates that the polygon is located above the 840 sub-level with a same east co-ordinate.)

Areas were calculated for the Bema sub-level polygons using AutoCAD to generate the three dimensional areas in the plane of the vein and exported to an excel database. Three different areas were generated:

  Polygons representing area mined within the sub-level drift;

  Polygons representing vein material directly above the sub-level workings. These polygons were designated as the “upper polygon” projected half-way to the sub- level above or no more than 5 meters; and

  Polygons representing vein material directly below the sub-level workings, designated as the “lower polygon” projected halfway to the lower level or no more than five meters.

Assay composites from face sampling were de-surveyed from the 5000 North long section to level plans.

The de-surveyed face sample composite database was saved as an excel file and used to composite along true distances within the sub-levels to determine weighted average grade within the Bema sub-level polygons.

Polygonal resources between sub-levels were determined by calculating the weighted average for the upper polygons and lower polygons between sub-levels and renaming that polygon as a single entity.

Example:

840 Level (0-20m)
840 Lower (0-20m)
Final 830 Polygon (0-20m) {weighted average of 840 Lower and 830 Upper}
830 Upper (0-20m)
830 Level (0-20m)

MPH Remaining Polygonal Resource

MPH polygonal resources were determined by cutting the MPH polygonal shapes out of the Bema sub-level polygonal shapes and recalculating the areas.

The remaining MPH areas were sliced by 10 meter elevations and assigned new names based on the drill hole and level the polygon referred to.

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The new polygonal MPH resource was calculated using the MPH composite database and horizontal thickness calculations. The 1996 MPH polygon database calculated all drill hole composites to be mined by cut and fill methods to a minimum horizontal mining width of 1.3 meters. Drill composites having a horizontal width less than 1.3 meters were diluted to 1.3 meters using dilution grades of 0.5 g/t gold and 9.0 g/t silver. All polygons to be mined by resue techniques were diluted using the same grades mentioned above to a minimum mining width of 1.0 meter horizontal width.

V2 Polygonal Resource

The V-2 long-section was e-mailed from the mine site with sub-level access points, drifting polygons and drill hole pierce points positioned on the long section.

Polygons were generated in Vancouver with Gemcom using 25 and 50 meter radius projection distances around drill hole pierce points. These polygons were then sliced into ten-meter levels by elevation to create polygonal shapes between proposed sub-level mining areas.

Assay composites from underground development sent from the mine site were used for resource estimation. These composites were fully diluted rib to rib assay values. Validation of composite grades was done by checking assay values digitized onto level plans received from the Julietta mine site for the V2 vein.

Assay composites from surface and underground drilling were obtained from the MPH database and Bema drill databases.

All drill intercepts were converted to a horizontal thickness using Gemcom and validated with AutoCAD.

All drill intercepts less than 1.3 meters horizontal thickness were diluted to 1.3 meters using a grade 0.5 grams per tonne gold and 9.0 grams per tonne silver.

Two assays were capped on the 775 decline that intersected and drifted along the V2 vein for 35 meters. Two assays from two different face sample locations were capped at 450 grams per tonne gold. The capping grade was based on a cumulative probability plot done on underground and diamond drill data. Un-cut the grade of two sub-level Bema polygons would be 59.67 g/t gold . Capped at 450 g/t gold reduced the composite grade to 26.72 g/t gold. No capping was done on the silver assays.

Polygon resource attributes (tonnage, grade and horizontal width) were sorted by level and plotted onto levels and long sections for validation.”

Complete mineralogical characterizations were done by the Institute of Gold and Precious Metals (IGPM) in 1994, by Lakefield Research in 1995 on four

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samples, and in 1996 by Lakefield on a high grade sample. G&T Metallurgical Service performed optical scans on the flotation products in their 1998 – 1999 testing. In November and December of 2001, G&T did microscopic scans of all the operating mill products for gold and silver mineralization. The sulfide and precious metal mineralogy suites were consistent through the examinations, however the mill products examination revealed a higher abundance of refractory silver sulfo salts. The sulfide and precious metal mineralogy suites were consistent through the six examinations.

Sulfide mineralization consists of minor pyrite, with trace amounts of galena, sphalerite, chalcopyrite, covellite, bornite, arsenopyrite and pyrrhotite. Silver occurs as native silver, electrum, argentite and as sulfosalts. Gold occurs as electrum and as native gold in fine occlusions in quartz. The silver content in the electrum ranges from 22% (IGPM) to 50% (Lakefield #3). Gangue minerals of quartz, dolomite/calcite feldspar and alumino-silicates were identified by IGPM and Lakefield. Quartz was the predominant gangue, dolomite/calcite ranged up to 5% of total gangue.

The alumino-silicates were variously identified as montmorillonite, sillite and sericite in the tests. The IGPM sample contained a 32% sericite and 43.5% quartz gangue. The Lakefield 1-4 samples report +80% quartz and 5-10% alumino silicates. Lakefield #5 had 73% quartz and 18% alumino-silicates.

16.2 Resource Checks

The MPH original ore polygons have been largely replaced now with polygons (mining blocks) whose grade and tonnage is directly controlled by mine surveys and channel samples that are on 1.5m centers on each sub-level. This tight control of the resource decreases near the orebody edges, where the original MPH drill hole polygons provide control. These polygons can stretch the grade boundary beyond where one might draw it given today’s knowledge. The converse is also true, where the MPH polygons may not have adequately defined the limit of the mineable mineralization along strike. SRK observed that the operational decisions have largely been based on logical, data-supported projections, not on wide-spaced early drill data. There have been a number of instances where new sampling on new drifts has supported ore projections into areas previously considered low grade or waste from the

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original drilling, implying that subsequent resource and reserve models will better define the mineralized bodies with increased data density.

16.3	Mineral Resource

16.3.1	Resource Classification

Bema has used a classification scheme for the mineral resources that SRK considers to honor the definitions set forth in NI 43-101 for measured mineral resources and indicated mineral resources. The measured resources use only data from sub-level development work (sub-level polygons) as discussed above, and the indicated resources are based on the MPH remaining polygons for V-1, V-6 and II-1. The V-2 mineral resource is based on sub-level drifting on the vein for the measured resources and upon drilling information for the indicated resources.

Davy classified some of the mineralization located in other veins (identified by drill intersections and exposures in surface trenches) in the immediate area around the main Julietta veins as possible resources (now re-categorized as inferred resources). The inferred resources should be viewed as zones of mineralization that may be developed at some point in the future in a logical progression from the exploitation of the proven and probable reserves, with prudent efforts on the part of OMGC/Bema.

Table 1 states the Mineral Resource as of March 1, 2002, as estimated by Bema and Davy and checked by SRK, restated to display the resource classifications. The totals include all internal ore and waste polygons.

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Table 1: Mineral Resources as of March 1, 2002.

	Polygon
Vein Name	Resource	Tonnage	Gold (g/t)	Silver (g/t)	Contained Kilograms
					Gold	Silver
Measured Resources

	Bema
V-1A-hw	Sub-Level	14,300	16.47	193.1	235.4	2,760.6
V-1A	“	43,400	41.95	517.5	1,821.8	22,474.1
V-1B	“	43,700	55.94	1,110.8	2,445.8	48,561.0
V-1C	“	51,500	27.43	598.4	1,415.4	30,876.6
V-6	“	59,200	21.00	239.0	1,243.8	14,155.1
V-2	“	11,900	23.27	144.2	277.4	1,718.2
Sub-Total Measured		224,200	33.18	537.7	7,439.6	120,545.6

Indicated Resources

	MPH
V-1A-hw	Remaining	5,200	8.83	235.4	46.2	1,232.5
V-1A	“	15,500	26.56	209.2	411.6	3,241.2
V-1B	“	39,800	15.02	275.3	597.2	10,943.2
V-1C	“	48,400	18.47	371.8	893.6	17,993.3
V-6	“	174,000	19.57	338.6	3,405.0	58,915.6
V-2	Polygonal	224,900	3.48	30.3	782.6	6,803.3
	Resource
II-1**	“	49,500	13.6	79.8	672.9	3,951.0
Sub-Total Indicated		557,200	12.22	185.0	6,809.1	103,080.1

Total Measured +		781,400	18.23	286.2	14,248.7	223,625.8
Indicated

Inferred Resources

I-1	Davy F/S	21,533	20.18	368.02	434.5	7,924.6
III-1	Davy F/S	30,873	9.53	545.73	294.2	16,848.3
V-3	Davy F/S	61,333	15.53	87.56	952.5	5,370.3
V-4	Davy F/S	65,302	16.57	99.05	1,082.1	6,468.2
V-5	Davy F/S	49,476	22.33	459.41	1,104.8	22,729.8
V-7	Davy F/S	10,203	29.64	333.93	302.4	3,407.1
V-8	Davy F/S	66,957	21.71	1098.53	1,453.6	73,554.3
V-11	Davy F/S	20,969	13.63	30.82	285.8	646.3
V-15	Davy F/S	13,750	12.15	170.00	167.1	2,337.5
VIII-1	Davy F/S	37,230	26.15	257.07	973.6	9,570.7
Sub-Total Inferred		417,126	18.62	364.12	7,050.6	148,857.1

Includes all internal ore & waste polygons **Resource above 8.00 g/t Au Cut-off

16.4

Mineral Reserves

Conversion of the measured and indicated resources to reserves entails selection of a mining method for the particular block (polygon) to be mined (sub-level cut and fill, longhole stoping, or resuing), application of the appropriate dilution per the rules specified by Bema (Exhibit 1), and the application of a cutoff grade to the polygons in question. As documented in the Supporting Documentation for the 2002 – 2005 LOM forecast, a cutoff

Julietta Mine Technical Report	SRK Consulting
Bema Gold Corporation	January 2003

grade of 10.62 gram/tonne gold equivalent was applied. Metal prices of $300/oz for Au and $4.50/oz for Ag were used (somewhat conservative) as was a cost per tonne of production $90.83 (based on the R8 model and somewhat low). Further, the mill recoveries included in the cutoff calculation were 93.9% for Au and 85% for Ag, and the gross recovered gold and silver value payable of 93.71% . SRK expects that the cutoff grade will increase with the costs and recoveries that were developed for the Development Plan, post completion of the new mine plans. The increased cutoff is likely to be approximately 11 to 13 grams/tonne gold equivalent . The impact of raising the cutoff grade is expected to have minimal impact on the mineable reserve quantum given the high grade nature of the deposit(s). Most polygon grades are substantially above the cutoff grade. The final step was to apply a 97.5% mining recovery to the total.

The Mineable Reserve as at March 1, 2002, under the conditions set out in the previous paragraph are shown in Table 2:

Julietta Mine Technical Report	SRK Consulting
Bema Gold Corporation	January 2003

Table 2: Mineable Mineral Reserves as of March 1, 2002.

Vein Name	Tonnage	Gold (g/t)	Silver (g/t)	Contained Kilograms
				Gold	Silver
Proven Reserves
V-1A-hw	12,000	18.52	221.6	223.0	2,668.5
V-1A	38,700	46.65	576.8	1,805.1	22,309.4
V-1B	42,800	57.00	1,133.6	2,439.8	48,526.1
V-1C	43,300	31.43	698.4	1,362.5	30,272.9
V-6	59,400	20.32	231.8	1,206.8	13,764.5
V-2
Sub-Total Proven	196,300	35.85	598.9	7,037.2	117,541.4

Probable Reserves
V-1A-hw	2,900	11.26	391.5	32.4	1,126.2
V-1A	13,800	28.62	225.1	395.9	3,113.6
V-1B	33,300	15.92	317.5	530.4	10,579.3
V-1C	35,400	22.86	424.0	809.5	15,019.0
V-6	144,800	21.40	340.5	3,099.5	49,321.2
V-2	37,400	18.16	77.0	678.6	2,877.2
II-1	28,000	15.82	79.3	443.0	2,221.8
Sub-Total Probable	295,700	20.26	285.0	5,989.3	84,258.3

Proven + Probable Reserves
V-1A-hw	14,900	17.12	254.4	255.4	3,794.7
V-1A	52,500	41.90	484.0	2,201.0	25,423.1
V-1B	76,100	39.02	776.4	2,970.2	59,105.4
V-1C	78,800	27.58	575.0	2,172.0	45,291.9
V-6	204,200	21.09	308.9	4,306.2	63,085.7
V-2	37,400	18.16	77.0	678.6	2,877.2
II-1	28,000	15.82	79.3	443.0	2,221.8
Sub-Total Proven + Probable	491,900	26.48	410.2	13,026.4	201,799.7

Mineable Reserve at 97.5%	479,600	26.48	410.2	12,700.8	196,754.7
Mining Recovery

The inferred resources at Julietta are based on drill intersections of veins in the same mineralized system as the veins and reserves exploited in the Development Plan. The operating costs allocated to development in the first three years of the operation are allocated in the following 2 years to conversion of the inferred resources to mineable reserves and affording access to same. SRK considers the inclusion of these inferred resources in the last half of the fifth and final year of the Development Plan to be a part of normal, prudent mine planning and that these resources can be considered part of the Proven and Probable reserves for the purpose of the Development Plan. SRK believes that there is excellent evidence for the life of the Julietta Mine to go well beyond the five year window in the Bema Development Plan.

Julietta Mine Technical Report	SRK Consulting
Bema Gold Corporation	January 2003

16.4.1 Reserve Reconciliation

Exhibit 2 (at end of this report) shows a strong positive reconciliation between Actual tonnes mined on “Completed” levels and the mineable recoverable reserve for that same volume. A discrepancy exists between mill production versus reserve reconciliations. SRK considers that the discrepancy could be related to a combination of many factors, including but not limited to either higher than planned dilution, cross-tramming, poor record keeping by truck drivers, poorly estimated truck factors, incorrect tonnage factor for heaped volume in the stockpiles, inaccurate mill sampling and/or poor volume surveys. Bema is studying the problem in detail at the time of this writing.

Julietta Mine Technical Report	SRK Consulting
Bema Gold Corporation	January 2003

17.0	Other Relevant Data and Information

17.1	Mining

The preferred mining method at Julietta is sublevel longhole stoping because of the lower unit cost. Cut and fill is used where the vein is irregular or flattens out. For a few narrow vein structures, resuing is employed. Currently, the mine personnel are projecting that longhole stoping will provide 62 percent of the ore production, sublevel cut and fill will provide 33 percent of the production, and resuing will produce the remaining 5 percent, in the near term.

Mechanized cut and fill with jackleg drills and LHDs is used as the primary stoping method to control dilution in the high grade orebodies. The fill medium is a dry, de-slimed sand fill. Cement is added where sill pillar strength is required.

Where the vein is narrow, a resuing method is employed. The ore is first drilled, blasted, and removed with small LHDs. Waste is then shot onto the floor of the stope to establish a minimum mining width of about 1.5 m for equipment use. It is estimated that only about 16 percent of the deposit requires resuing.

17.1.1	Mine Staffing

The mine is scheduled to work two 12-hour shifts per day, seven days per week. Workers work at the site for 15 days straight and then return home for 15 days of rest. This schedule requires four crews, although not all categories may be required on a shift. Planning is based on 350 days per year, with 15 days allowed for holidays or unforeseen down time.

17.1.2	Mine Plan and Schedule

The new Mine Plan in the Development Plan is driven by the priority ranking of mining areas based upon economic criteria. Similar to the previous mine plan, there are five sublevels being worked at any given time, allowing for enough open faces to sustain the tonnages required. There were several iterations of the mine plan and it was determined that the required tonnages could not be sustained without at least five levels being worked

Julietta Mine Technical Report	SRK Consulting
Bema Gold Corporation	January 2003

simultaneously. SRK concurs with this approach. Further, SRK believes that the mining rates reflect the maximum achievable rates.

17.2	Process Plant

The Julietta process flowsheet is included here as Figure 6. Briefly the flowsheet is crushing and grinding, followed by flotation of sulfides and ultimately cyanidation of the flotation concentrate. The gold-silver precipitate is recovered by a Merrill Crowe circuit. Dore is recovered in gas fired furnaces and sold. The plant was designed and constructed by Orocon Incorporated and started in September 2001. Daily capacity is 400 tonnes per day of ore. The flowsheet has been changed recently, with replacement of the precipitation sock filters with filter presses. Bema continues to fine tune the mill operations based on operating data.

17.2.1	Metallurgical Recovery

The LOM plan recoveries are 93% gold and 76% silver. The recoveries are gradually increased from the early 2002 levels of 86.5% gold and 69% silver to the LOM levels by December 2002.

The gold recovery losses are occurring in flotation and in soluble gold from the leach/filtration circuit. The flotation recovery for gold has never reached lab test projected levels. In-house metallurgical tests confirm that the process flotation requires a lower slurry density than the initial operation was achieving. The design-targeted lower densities could not be initially achieved because of arctic problems with the installed pump/tailings pipe and pond capacities. Lower densities have been achieved by reducing throughput to the mill. The soluble gold losses were caused by the poor filtration in the leach circuit and by the poor performance of the Merrill-Crowe circuit. In the filtration system, washing of doré values is done by the barren solution. During the first months of 2002, the Merrill-Crowe system produced extremely high grade barrens. With the aid of an outside consultant, the filtering/settling problems have been resolved. Julietta has replaced the precipitation sock filters with filter presses. The barrens are expected to be below once the change is made.

Julietta Mine Technical Report	SRK Consulting
Bema Gold Corporation	January 2003

The actual gold dissolution since late November has been above 99% (higher than projected by test work).

SRK believes that the 93.0% gold recovery is not attainable (based on data from the August 2002 site visit and analysis). SRK considers that sustained gold recovery will be approximately 92% once all improvements and adjustments currently contemplated are implemented in the mill. Achieving planned gold recovery remains a high priority area for Bema.

The silver recovery estimate is 76% in the new LoM Plan. While some of the current silver losses occur in flotation and soluble losses, as in gold, the major loss is in the dissolution process. Mineralogical studies of the mill feed and leach tails revealed the presence of several cyanide refractory silver minerals, the most prevalent being silver-bearing tetrahedrite. Complicating the situation is the fact that the cyanide soluble silver minerals require fine grinding and high levels of free cyanide for efficient levels of dissolution. The silver recovery will be dependent on the mineralogy of the feed. The current flotation recoveries will be improved and the soluble losses reduced as they are with gold. In SRK’s opinion, the 76% silver recovery is likely to be sustainable.

Annual gold and silver production and tonnes milled projected in the new LoM plan are shown below:

	2002	2003	2004	2005	Total
	(May to Dec)
Tonnes
Milled	93,289	146,015	146,015	166,144	551,463
Gold
Produced	98,109	122,642	100,591	89,520	410,862
Silver
Produced	1,362,263	1,679,109	1,337,657	866,870	5,245,899

17.3

Tailings

The tailings impoundment is situated on gently sloping ground, approximately 700 m from the plant site. The site is occupied by ice-rich soils which were removed from the impoundment foundation as part of foundation preparation. The tailings comprise two streams: primary (flotation) tailings and secondary from the cyanide part of the process. Approximately 49% of the flotation tailings is used as underground backfill, and the remaining flotation tailings

Julietta Mine Technical Report	SRK Consulting
Bema Gold Corporation	January 2003

report to the tailings impoundment as thickened slimes (51%). The tailings impoundment consists of two basins, one for each stream. Each basin is lined with a geomembrane.

The capacity of the current facility is adequate based on original design data. In April 2002, due to initial arctic operational difficulties with the originally design tailings pipelines, and higher than expected snowfall, the ponds were virtually full of water. Recirculation of the flotation tailing water to the mill began in April 2002, a permit was obtained for and discharge of water to the environment occurred in the month of June 2002. The primary tailings water is benign. The primary tails pond is currently at a comfortable level.

Evaporators have been installed around the secondary pond. With the use of the evaporators and careful control of densities in the mill, the leach pond will not require a discharge till the spring of 2003.

The tailings pond as currently installed has capacity for approximately 6.5 years of production. Bema is currently studying the alternatives for storage of ore processed (currently Inferred mineral resources) beyond the current design life.

17.4

Environment

In 1997, SRK reviewed permit documents and baseline studies and was satisfied that those studies were adequate and that the permits needed were in hand or were anticipated in the near future. At that time, OMGC/Bema had sought and obtained the advice of competent professional experts to deal with the environmental and social issues which needed to be managed for the Julietta project. As a result of reviewing the work of these professionals, it was concluded that there were no material issues that would preclude the successful operation of the facility, nor were there issues that would preclude the cost-effective closure of the property.

SRK has performed several site visits, and has verified that all environmental issues are well in hand, and Bema is operating the site in an environmentally conscious manner, in compliance with permit stipulations.

Julietta Mine Technical Report	SRK Consulting
Bema Gold Corporation	January 2003

17.5

Operating Costs

SRK found the predicted costs and unit costs in the development plan to be based upon actual experience of the operation, and both accurate and achievable, given good engineering and operating practice.

The mining and production costs per tonne (US$) in the plan are shown below in Table 3:

Table 3: Forecast Mining and Production Operating Costs

	2002
Cost Category	(May to Dec)	2003	2004	2005	LoM Average
Mine	23.46	19.47	20.91	18.01	20.09
Mill	19.02	15.94	15.36	14.04	15.74
Site General	69.88	54.32	52.92	43.82	53.42
OMGC Admin	12.45	11.93	11.93	10.10	11.47
Total	124.82	101.67	101.12	85.98	100.71
Tonnes Milled	93,289	146,015	146,015	166,114	551,443

18.0

Interpretation and Conclusions

The mineral resources and mineral reserves as estimated by Bema as of March 1, 2002 meet the requirements of NI 43-101. The data forming the basis of the estimate have been checked multiple times over the last number of years and the data density, as well as the new mining history are permissive for estimating measured and indicated mineral resources. The mineral resources were converted to mineral reserves using industry standard techniques and up-to-date mining experience. Dilution and mineability factors were applied based on actual experience. The cutoff grade applied was appropriate at the time, and was based on sound engineering factors and current or planned metal prices, metallurgical recoveries and refinery charges. The application of the 97.5% mining recovery factor is appropriate. Classification of the resources and reserves was based on sound logic, complying with NI 43-101 definitions.

19.0

Recommendations

SRK recommends that Bema continue to study the Julietta orebodies in detail, coupled with reconciliation of mine/mill production to the orebody models. The next resource estimate will benefit from the vast increase in available information, and a clearer understanding of the structure, style and mineralogy of the veins.

Julietta Mine Technical Report	SRK Consulting
Bema Gold Corporation	January 2003

20.0	References See Appendix 3.

21.0

Concluding Remarks

SRK has carried out an independent technical report of the Julietta Mine mineral resources and mineral reserves reported as of March 1, 2002.

For and on behalf of SRK Consulting (US) Inc.,

William J. Crowl
Principal Mining Geologist

Dated January 22, 2003

Julietta Mine Technical Report	SRK Consulting
Bema Gold Corporation	January 2003

CERTIFICATE AND CONSENT

To Accompany the Independent Technical Report concerning the Mineral Resources and Reserves of Bema Gold Corporation’s Julietta Mine, Magadan Oblast, Russia

I, William J. Crowl, residing at 8036 S. Ammons Street, Littleton, Colorado 80128-5539, USA, do hereby certify that:

1)	I am a Principal Geologist with the firm of SRK Consulting (“SRK”) with an office at Suite 3000, 7175 W Jefferson, Lakewood, Colorado 80235, USA.

2)
I am a graduate of the University of Southern California with a Bachelor of Arts in Earth Science (1968), and an MSc. in Economic Geology from the University of Arizona in 1979, and have practiced my profession continuously since 1973;

3)	I am a registered Professional Geologist in the State of Oregon (G573) and am a member in good standing of the Australian Institute of Mining and Metallurgy.

4)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the above- named property or securities of Bema Gold Corporation.

5)
I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected, in the technical report, the omission to disclose which makes the technical report misleading.

6)	I, as the qualified person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

7)
I have had prior involvement and continuing involvement with the Julietta Mine property in the capacity of Independent Engineer for the project financing lenders, Standard Bank London, Hypo Vereinsbank AG and the International Finance Corporation.

8)	I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1.

9)
SRK Consulting and I were retained by Bema Gold Corporation to prepare a report on the mineral resources and mineral reserves of the Julietta Mine in accordance with National Instrument 43- 101. and to assist in the preparation of the technical components of the prospectus. The report is based on my review of project files, discussions with Bema Gold Corporation personnel and observations made during several visits to the mine site between January, 1997 and the present by the author.

10)	I was the author of the report.

11)	I hereby consent to the use of this report and our name in the preparation for submission to any Provincial regulatory authority.

"SEAL"
"William J. Crowl"

Lakewood, Colorado, USA	William J. Crowl
January 22, 2003	Principal Geologist

Julietta Mine Technical Report	SRK Consulting
Bema Gold Corporation	January 2003

Exhibit 1

Mining Method	Resource Estimate Average Polygon Width (meters)	Minimum Mining Width (meters)	Dilution Grade	Comment
Sublevel Resuing	Width less than or equal to 1.0 m	1.0	Additional dilution material grades 0.5 g / t Au and 9.0 g / t Ag.	A 2.0 m wide by 3.0 m high drift will be driven in waste, adjacent to the vein, the ore material will be removed by resuing.
Sublevel; Cut & Fill	Width less than or equal to 1.0 m	2.0	Additional dilution material grades 0.5 g / t Au and 9.0 g / t Ag.	The vein is kept in the middle of the face during the initial drifting of a 2.0 m wide by 3.0 m high drift.
Sublevel; Cut & Fill	Width greater than 1.0 m but less than 1.7 m	2.0	Additional dilution material grades 0.5 g / t Au and 9.0 g / t Ag.
Sublevel; Cut & Fill	Width greater than 1.7 m	Actual width plus 0.3 meters dilution	Additional dilution material grades 0.5 g / t Au and 9.0 g / t Ag.
Resuing	Width greater than or equal to 1.0 m	Actual width plus 0.0 meters dilution	No dilution material is added.
Longhole	Width greater than or equal to 1.0 m	Actual width plus 0.6 meters dilution	Additional dilution material grades 0.5 g / t Au and 9.0 g / t Ag.

Julietta Mine Technical Report	SRK Consulting
Bema Gold Corporation	January 2003

Vein	Polygon Type	Current Dilution in Resource Estimate	Status of Dilution in Mineable Resource
V-1	BGO Polygons	Fully Diluted to actual mining width	No further dilution required, regardless of mining method.
V-1	MPH Polygons	Have been diluted with 0.3 m of 0.5 g / t Au and 9.0 g / t Ag.	Depending on selection of mining method, may need to add additional dilution.
V-2	BGO Polygons equal to or less than 1.3 meters width	Fully Diluted to 1.3 m width. Dilution material graded 0.5 g / t Au and 9.0 g / t Ag.	Depending on selection of mining method, may need to add additional dilution.
V-2	BGO Polygons greater than 1.3 meters width	No dilution has been added.	Depending on selection of mining method, may need to add additional dilution.
V-6	BGO Polygons	Fully Diluted to actual mining width	No further dilution required, regardless of mining method.
V-6	MPH Polygons equal to or less than 1.3 meters width	No dilution has been added by MPH.	Depending on selection of mining method, may need to add additional dilution.
V-6	MPH Polygons greater than 1.3 meters width	MPH have diluted with 0.3 m of 0.5 g / t Au and 9.0 g / t Ag.	Depending on selection of mining method, may need to add additional dilution.
II-I	BGO & MPH Polygons equal to or less than 1.3 meters width	Fully Diluted to 1.3 m width. Dilution material graded 0.5 g / t Au and 9.0 g / t Ag.	Depending on selection of mining method, may need to add additional dilution.
II-I	BGO & MPH Polygons greater than 1.3 meters width	BGO and MPH Polygons have been diluted with 0.3 m of 0.5 g / t Au and 9.0 g / t Ag.	Depending on selection of mining method, may need to add additional dilution.

Julietta Mine Technical Report	SRK Consulting
Bema Gold Corporation	January 2003

Exhibit 2 Reconciliation Actual Mined to Mineable
Recoverable Reserve

PTD Date Thru:
JULY 31, 2002	Actual Mined Ore - Fully Diluted					Mineable Recoverable Reserve Estimate
	[Values from Stope Production Reports]					[1996 MPH Mineable Reserve - ore mined prior to 1-Mar-02]
	[Linked from "Input PTD-Stope Sum" worksheet]					[2002 Bema Mineable Reserve - ore mined after 1-Mar-02]
Mining Area	Ore	Gold Grade Silver Grade		Gold	Silver	Ore	Gold Grade Silver Grade		Gold	Silver
	(tonnes)	(g / t)	(g / t)	(kg)	(kg)	(tonnes)	(g / t)	(g / t)	(kg)	(kg)

Total V1 [Only	44,463	39.58	591.26	1759.79	26289.07	41,382	33.18	489.82	1373.21	20270.01
"Complete" ]

Total V6 [Only	10,551	31.08	567.34	327.93	5986.23	9,992	17.65	230.12	176.41	2299.41
"Complete" ]

Total V2 [Only	0	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00
"Complete" ]

Total II-I [Only	0	0.00	0.00	0.00	0.00	0	0.00	0.00	0.00	0.00
"Complete" ]

TOTAL	55,014	37.95	586.67	2087.72	32275.30	51,375	30.16	439.31	1549.62	22569.42

Variance Values	3,772	7.79	147.36	544.12	9,860.80
(Actual –
Reserve)/Reserve
Variance %	7%	26%	34%	35%	44%
(Actual –
Reserve)/Reserve

APPENDIX 1

BEMA GOLD COMMISION LETTER

Mr. William Crowl
SRK Consulting
Suite 200 - 7175 W. Jefferson Ave.
Lakewood, Colorado
USA 80235

VIA: Email

Dear Bill,

As per our discussions, this e-mail confirms our discussion to have SRK complete a 43-101 report on the Julietta project for us. The report is to cover the information disclosed in our November prospectus as it relates to the reserves completed as of March 1, 2002. As we discussed the report can be modeled on the AIM report completed by yourself and should include the brief production discussions in that report. Should you have any questions, please do not hesitate to call.

Regards,
Bema Gold Corporation

Tom Garagan

APPENDIX 2

FIGURES AND DRAWINGS

Figure 1: Julietta Mine Location Map (after Davy, 1996)

Figure 2: Property Location and General Geology Map (after Bema, 2000)

Figure 3: License Location Plan (after Bema, 2002)

Figure 4: Julietta Vein Locations (after Bema, 2002)

Figure 5: Julietta Surface Geology Map

Figure 6: Julietta Mill Process Flow Diagram

Figure 1: Julietta Mine Location Map (after Davy, 1996)

Ivanya License
61°18' 45" N
BOLSHOI FAULT
IVANIA
Maksinskaya License
KRIVOY
KALINKA
61°15' 00" N
YUZHNIY
ENGTERI FAULT
Atagan License
ENGTERI I
BULAT
ENGTERI IV
61°11' 15" N
ENGTERI III
ENGTERI II
OZERNY FAULT
BASOVIY
OVID
ROMEO
JUG ZONE
JULIETTA
MAGNITNY FAULT
MAGNITNY FAULT
JUGAJAKA FAULT
VOSTOCHINY
61°07' 30" N
Julietta License
NOVIY FAULT
153°45' E
153°52' 30" E
154°00' E
154°07' 30" E

Mineralization event - ca. 135 +/-5 Ma

- Quaternary gravels and alluvium
- Maxi Complex – rhyolite – rhyodacite; dacite dykes
- Important rhyolite dykes
- Okhotsk Complex – stocks and dykes of diorite, granodiorite
- Bulat complex – stocks and dykes of andesite – basaltic andesite
- Nyavlenga Complex – Second Phase – gabbro stocks and dykes, diorite, granodiorite; First – gabbrodiorite
- Engteri Complex – Second Phase – stocks and dykes of rhyodacite, dacite; First – andesitic dacite – andesite
- Ivania Complex – stocks and dykes of andesite – basaltic andesite
- Ivania Sequence – Upper Subsequence – andesitic tuff
- Ivania Sequence – Middle Subsequence – andesitic fragmentals and tuff
- Ivania Sequence – Lower Subsequence – tuffaceous rocks

Unconformity

- Substrate of folded Jurassic sedimentary rocks
- Major Faults
- KRIVOY ★ Principal Prospects
- License Boundaries

OMSUKCHANSK MINING AND GEOLOGICAL COMPANY

Julietta License
Property Location Map
JULIETTA PROJECT, MAGADAN, RUSSIA
Report Figure 3

SCALE:	GRAPHIC	DATE:	October 6, 2000
DRAWN BY:	P. McPhail	REV. DATE:	–
CADD FILE:	Julietta License Property Location Map.dwg		

BEMA GOLD CORP.

Figure 2: Property Location and General Geology Map (after Bema, 2000)

Kalinka Prospect
547572 mE
6787282 mN
557631 mE
6787455 mN
547629 mE
6776112 mN
557651 mE
6776154 mN
Engteri
Prospects
Julietta Mine
I
II
III
IV
9
154° E
61°10' N
6790000
6788000
6786000
6784000
6782000
6780000
6778000
6776000
546000
548000
550000
552000
554000
556000
558000
560000
KRIVOY
LEVYANYA
ZAOZERNYY
OZERNYY
OZ.ENGTERI
INGOBA
OZ.UTNOE
VETKHA
STRELA
OVOD
MAGNITNYY
BULAT
KLINOK
ATAGAN
LEV.DZHUGADZHAKA
NEPONYATNYY
SMORODINOVYY
GOLUBOY
NALEDNYY
KRUTOY

Latitude – Longitude
UTM / WGS84-56N co-ords

scale 1:75,000
metres
0 500 1000 1500 2000 2500 5000

BEMA GOLD CORP.

Julietta Project, Magadan, Russia

License Location Plan

Date: July 6, 98		FIGURE:	
Drawn By: P. McPhail	Scale: 1: 75,000		
Revised: Dec 20, 02	CADD file:

Figure 3: License Location Plan (after Bema, 2002)

Mancamp
Water Wells
Tailings Ponds
Plant Site
V-6ex
VIII
I-1
II-1
V-6 Vein Workings
V-6
III-1
V-4
V-5
V-7
V-8
V-11
V-3
V-1
Mine Portal Area
V-2
V-1 Vein Workings
VII
Legend
OMSUKCHANSK MINING AND GEOLOGICAL COMPANY
Julietta License
JULIETTA PROJECT, MAGADAN, RUSSIA
Surface Plan
BEMA GOLD CORP.

Figure 4: Julietta Vein Locations (after Bema, 2002)

Geology Legend
Legend
Mill Site Buildings
Roads
Drainage
Clearing \ Trenching
1998 Clearing \ Trenching
Collar Location & Hole ID
Proposed 2002 Drilling
Veins & Vein Labels
(Principal Veins Shown)
Underground Workings
850m Level
2000 - 2001 Development
V-6ex Vein
VIII Vein
I-1 Vein
II-1 Vein
V-6 Vein
V-4 Vein
III-1 Vein
V-5 Vein
V-1 Vein
V-2 Vein
V-7 Vein
V-11 Vein
V-8 Vein
VII Vein
V-3 Vein
OMSUKCHANSK MINING
AND GEOLOGICAL COMPANY
Julietta License
Surface Geology Map
JULIETTA PROJECT, MAGADAN, RUSSIA
SCALE: 1 : 5,000
DATE: Dec. 2, 1999
DRAWN BY: P. McPhail
REV. DATE: Jan. 22, 2002
BEMA GOLD CORP.

Figure 5: Julietta Surface Geology Map (after Bema, 2002)

Figure 5: Julietta Surface Geology Map

From Mine
Grizzly Feeder
Jaw Crusher
Cone Crusher
Fine Ore Bin
Ball Mill
Trash Screen
Maxwell Flotation
Process Waster Tank
Rougher/Scavenger Flotation
Cleaner Flotation
Regrind Mill
Regrind Thickener
Sand Cyclone
Disk Filter
Float Tails
Sand for Mine Backfill
Flotation Tailings Facility
Cyanide Mix Tank
Cyanide Leach Tanks
Preg Tank
Barren Tank
Leach Thickener
Drum Filters
1
2
3
4
Wabi Furnances
Cyanide Destruct
Sodium Metabisulfite
Copper Sulfate
Leach Tailings
Deaeration Tower
Vacuum Clarifier
Zinc
Precipitation Sock Filters
Doré Button
DORË BAR

NOTES:

Figure 6: JULIETTA MILL PROCESS FLOW DIAGRAM
Bema Gold Corporation

APPENDIX 3

REFERENCES

Reference List

1.	Davy, 1996, Omsukchansk Mining & Geological Company, Feasibility Study of the Julietta Deposit, 5 volumes, Davy International Project 1425, June, 1996.

2.	Bema Gold, 2002, Internal memorandum dated April 20, 2002 from Brian Scott to Tom Garagan, Bema’s VP Exploration, Julietta – 2002 – Polygon Resource Model, 5 pages.

3.
Wollant, D., 2002, Supporting Documentation for 2002 to 2005 Life of Mine Forecast, includes: Polygonal Resource Estimate, Mineable Reserves, Mine Plan, Mine Gantt Charts, Bema Internal Report, 03 June 2002.

4.	Multiple SRK Consulting reports and memoranda, January 1996 through August, 2002, in support of Independent Engineer commission.

5.	Multiple Bema Gold AutoCAD drawings and spreadsheets supporting the 2002 resource estimate.